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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )

BEIJING MED-PHARM CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
077255107
(CUSIP Number)
David Gao
Chief Executive Officer
Beijing Med-Pharm Corporation
600 W. Germantown Pike, Suite 400
Plymouth Meeting, Pennsylvania 19462
(610) 940-1675
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 4 Pages)

CUSIP No.	077255107	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Abacus Investments Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Abacus Investments Limited is organized under the laws of Bermuda.

	7	SOLE VOTING POWER:

NUMBER OF		7,907,484 Shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,907,484 Shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,907,484 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.89%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*	Based on 30,536,508 outstanding shares of Common Stock as of November 10, 2007 (as reported in the Form 10-Q filed by Beijing Med-Pharm Corporation with the Securities and Exchange Commission on November 14, 2007), calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(Page 2 of 4 Pages)

Item 1. Security and Issuer
     This Amendment No. 3 (“Amendment No. 3”) relates to the Schedule 13D filed by Abacus Investments Limited (“Abacus”) with the Securities and Exchange Commission on November 22, 2006, as amended by Amendment No. 1, filed on December 22, 2006 and Amendment No. 2, filed on November 20, 2007 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Beijing Med-Pharm Corporation, a Delaware corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of the first paragraph:
     On December 6, 2007, Abacus acquired 166,650 shares of Common Stock through the exercise of warrants that Abacus acquired from the Company on December 20, 2006 (the “Warrants”). Pursuant to the terms of the Warrants, Abacus paid the Company $5.625 per share, or $9,374,906.25 in the aggregate, in cash. Abacus’ beneficial ownership in the Company did not change as a result of this transaction.
Item 4. Purposes of Transactions
     Item 4 is amended and restated as follows:
     Abacus acquired the 166,650 shares of Common Stock, which are the subject of this Amendment No. 3, for the purpose of investment. Abacus holds all the shares of Common Stock beneficially owned by it for the purpose of investment. Abacus evaluates its investment on a continuing basis. Abacus has no plan or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Abacus, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.
Item 5. Interest in Securities of the Issuer
     Item 5(a) is amended and restated as follows:
     As of the date hereof, Abacus is the beneficial owner of 7,907,484 shares of Common Stock which constitutes approximately 25.89% of the Company’s 30,536,508 issued and outstanding shares of Common Stock, based on information contained in a Form 10-Q filed by the Company with the SEC on November 14, 2007.
     John F. Turben, Chairman and Chief Executive Officer of Abacus, is the owner of 43,478 shares of common stock. With the exception of Mr. Turben’s ownership, no executive officer or director owns any shares of Common Stock except for his or her indirect ownership of the Common Stock owned by Abacus.
[The remainder of this page is intentionally left blank.]

(Page 3 of 4 Pages)

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 11, 2007

ABACUS INVESTMENTS LIMITED
By:	/s/ Deanna Didyk
	Name:	Deanna Didyk
	Title:	Director

(Page 4 of 4 Pages)